UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRUPO TELEVISA, S.A.

(Name of Issuer)

Global Depositary Shares

(Title of Class of Securities)

40049J206

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40049J206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,859,800*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,859,800*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,859,800*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.0%*

12.	Type of Reporting Person (See Instructions) OO

*  The reporting person beneficially owns 4,859,800 Global Depositary Shares (“GDS”), each representing twenty Ordinary Participation Certificates (Certificados de Participacion Ordinarios) (“CPOs”). Each CPO represents 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares. The 4,859,800 GDSs owned by the reporting person represent 4.0% of the CPOs outstanding as of December 31, 2004.

CUSIP No. 40049J206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,518,900*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,518,900*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,900*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%*

12.	Type of Reporting Person (See Instructions) OO

*  The reporting person beneficially owns 1,518,900 Global Depositary Shares (“GDS”), each representing twenty Ordinary Participation Certificates (Certificados de Participacion Ordinarios) (“CPOs”). Each CPO represents 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares. The 1,518,900 GDSs owned by the reporting person represent 1.2% of the CPOs outstanding as of December 31, 2004.

CUSIP No. 40049J206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,859,800

	6.	Shared Voting Power 1,518,900*

	7.	Sole Dispositive Power 4,859,800

	8.	Shared Dispositive Power 1,518,900*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,378,700*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%*

12.	Type of Reporting Person (See Instructions) IN

*  The reporting person beneficially owns 6,378,700 Global Depositary Shares (“GDS”), each representing twenty Ordinary Participation Certificates (Certificados de Participacion Ordinarios) (“CPOs”). Each CPO represents 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares. The 6,378,700 GDSs owned by the reporting person represent 5.2% of the CPOs outstanding as of December 30, 2004.

All GDSs owned by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. All GDSs owned by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-trustees of the Foundation. Michael Larson, the manager and executive officer of Cascade, has voting and investment power with respect to the GDSs owned by Cascade. In addition, Mr. Larson acts with investment discretion for William H. Gates III and Melinda French Gates, as Co-trustees of the Foundation, in respect of the GDSs owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the GDSs beneficially owned by Cascade, the Foundation, William H. Gates III or Melinda French Gates.

CUSIP No. 40049J206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,518,900*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,518,900*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,900*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2%*

12.	Type of Reporting Person (See Instructions) IN

*  The reporting person beneficially owns 1,518,900 Global Depositary Shares (“GDS”), each representing twenty Ordinary Participation Certificates (Certificados de Participacion Ordinarios) (“CPOs”). Each CPO represents 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares. The 1,518,900 GDSs owned by the reporting person represent 1.2% of the CPOs outstanding as of December 30, 2004.

All GDSs owned by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-trustees of the Foundation. Michael Larson acts with investment discretion for William H. Gates III and Melinda French Gates, as Co-trustees of the Foundation, in respect of the GDSs owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the GDSs beneficially owned by the Foundation, William H. Gates III or Melinda French Gates.

Item 1.
	(a)	Name of Issuer Grupo Televisa, S.A. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Avenida Vasco de Quiroga 2000 Colonia Santa Fc 01210 Mexico City DF, Mexico

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation (the”Foundation”), William H. Gates III and Melinda French Gates.*
(b)

Address of Principal Business Office or, if none, Residence
Cascade – 2365 Carillon Point, Kirkland, Washington 98033
The Foundation – 1551 Eastlake Avenue E., Seattle, Washington 98102
Mr. Gates – One Microsoft Way, Redmond, Washington 98052
Mrs. Gates – 2365 Carillon Point, Kirkland, WA 98033

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.
The Foundation is a charitable trust organized under the laws of the State of Washington.
Both Mr. and Mrs. Gates are citizens of the United States of America.

	(d)	Title of Class of Securities Global Depositary Shares
	(e)	CUSIP Number 40049J206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

*  Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Foundation or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(g) of the Securities Exchange Act of 1934, or that Cascade, the Foundation and Mr. and Mrs. Gates constitute a “group” for any purpose.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

BILL & MELINDA GATES FOUNDATION

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact for each of the Co-Trustees,
William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson (1) (2)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: February 14, 2006

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

BILL & MELINDA GATES FOUNDATION

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact for each of the Co-Trustees,
William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson (1) (2)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES

By	/s/ Michael Larson
	Name:	Michael Larson (1)
	Title:	Attorney-in-fact

(1)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees filed as Exhibit 99.2 to Cascade Investment L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005-48661, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Cascade Investment L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005-48661, and incorporated by reference herein.